                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 12)

                            G-III Apparel Group, Ltd.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   36237 H 101
                                 (CUSIP Number)

                                  July 13, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

-------------------------- ------------------ ----------------------------------
CUSIP No. 36237 H 101            13G/A        Page 2 of 6 Pages
-------------------------- ------------------ ----------------------------------

------ -------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Aron Goldfarb
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [ ]

       (b) [ ]
------ -------------------------------------------------------------------------
   3   SEC USE ONLY

------ -------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------- ----- ----------------------------------------------------
       NUMBER OF       5    SOLE VOTING POWER
         SHARES
      ENEFICIALLY           927,032 shares of Common Stock, par value $0.01
       OWNED BY       ----- ----------------------------------------------------
         EACH          6    SHARED VOTING POWER
      REPORTING
     PERSON WITH            None
                      ----- ----------------------------------------------------
                       7    SOLE DISPOSITIVE POWER

                            927,032 shares of Common Stock, par value $0.01
                      ----- ----------------------------------------------------
                       8    SHARED DISPOSITIVE POWER

                            None
------- ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        927,032 shares
------- ------------------------------------------------------------------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                 [ ]
------- ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             7.4%
------- ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (See Instructions)
        IN
------- ------------------------------------------------------------------------

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CUSIP No. 36237 H 101            13G/A        Page 3 of 6 Pages
-------------------------- ------------------ ----------------------------------

NOTE: This Schedule 13G/A reflects a statement of beneficial ownership of securities of the reporting person as of July 14, 2006.

Item 1(a)         Name of Issuer:
                  --------------

                  G-III Apparel Group, Ltd.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  512 Seventh Avenue
                  New York, New York  10018

Item 2(a)         Name of Person Filing:
                  ---------------------

                  See Item 1 of the cover page attached hereto

Item 2(b)         Address of Principal Business Office,
                  or if none, Residence:

                  c/o G-III Apparel Group, Ltd.
                  512 Seventh Avenue
                  New York, New York  10018

Item 2(c)         Citizenship:
                  -----------

                  See Item 4 of the cover page attached hereto

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.01 ("Common Stock")

Item 2(e)         CUSIP Number:
                  ------------

                  36237 H 101

Item 3            If this  statement is filed pursuant to ss.ss.240.13d-1(b)
                  or  240.13d-2(b) or (c), check whether the person filing is a:
                  --------------------------------------------------------------

         (a) [  ] Broker or dealer registered under Section 15 of the Act;
         (b) [  ] Bank as defined in Section 3(a)(6) of the Act;
         (c) [  ] Insurance company as defined in Section 3(a)(19) of the Act;
         (d) [  ] Investment company registered under Section 8 of the
                  Investment Company Act of 1940;
         (e) [  ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                  (E);
         (f) [  ] An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);
         (g) [  ] A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

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CUSIP No. 36237 H 101            13G/A        Page 4 of 6 Pages
-------------------------- ------------------ ----------------------------------

       (h) [  ] A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act;
       (i) [  ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
                Company Act of 1940;
       (j) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                Not Applicable

Item 4          Ownership:
                ----------

                (a) Amount beneficially owned:

                    See Item 9 of the cover page attached hereto. On July 13,
                    2006, Aron Goldfarb ("Goldfarb") entered into a securities purchase agreement pursuant to which Goldfarb sold 500,000 shares of Common Stock to a group of accredited investors
                    (the "Transaction"). As a result of the Transaction,
                    Goldfarb beneficially owns 927,032 shares of Common Stock.

                (b) Percent of Class:

                    See Item 11 of the cover page attached hereto. All
                    calculations are based upon 12,479,400 shares of common
                    stock outstanding on July 13, 2006 (excluding treasury
                    shares).

                (c) Number of shares as to which the person has:

                    (i)      Sole power to vote or to direct the vote: 927,032
                             shares of Common Stock.

                    (ii)     Shared power to vote or to direct the vote: None

                    (iii)    Sole power to dispose or to direct the
                             disposition of: 927,032 shares of Common Stock.

                    (iv)     Shared power to dispose or to direct the
                             disposition of: None

Item 5          Ownership of Five Percent or Less of a Class:
                --------------------------------------------

                    If this statement is being filed to report the fact that
                    as of the date hereof the reporting person has ceased to
                    be the beneficial owner of more than five percent of the
                    class of securities, check the following [     ].

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                ---------------------------------------------------------------

                    Not Applicable

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CUSIP No. 36237 H 101            13G/A        Page 5 of 6 Pages
-------------------------- ------------------ ----------------------------------

Item 7            Identification and Classification of the Subsidiary Which
                  Acquired the Security Being Reported on By the Parent Holding
                  Company:
                  -------------------------------------------------------------

                           Not Applicable

Item 8            Identification and Classification of Members of the Group:
                  ---------------------------------------------------------

                           Not Applicable

Item 9            Notice of Dissolution of Group:
                  ------------------------------

                           Not Applicable

Item 10           Certification:
                  -------------

                           Not Applicable

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CUSIP No. 36237 H 101            13G/A        Page 6 of 6 Pages
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                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2006

                                                   /s/ Aron Goldfarb
                                                   ----------------------
                                                   ARON GOLDFARB